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EXHIBIT 11

THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

Computation of Earnings Per Common Share
(In millions, except per share amounts)

	Twelve Months Ended December 31,
	2001	2000	1999
EARNINGS:
Basic:
Net income (loss), as reported	$(1,088)	$993	$834
Preferred stock dividends, net of taxes	(9)	(8)	(8)
Premium on preferred shares redeemed	(8)	(11)	(4)

Net income (loss) available to common shareholders	$(1,105)	$974	$822

Diluted:
Net income (loss) available to common shareholders	$(1,105)	$974	$822
Effect of dilutive securities:
Convertible preferred stock	—	6	6
Zero coupon convertible notes	—	3	3
Convertible monthly income preferred securities	—	5	8

Net income (loss) available to common shareholders	$(1,105)	$988	$839

COMMON SHARES
Basic:
Weighted average shares outstanding	212	217	228

Diluted:
Weighted average shares outstanding	212	217	228
Effect of dilutive securities:
Stock options	—	3	2
Convertible preferred stock	—	7	7
Zero coupon convertible notes	—	2	2
Convertible monthly income preferred securities	—	4	7

Weighted average, as adjusted	212	233	246

EARNINGS (LOSS) PER COMMON SHARE:
Basic	(5.22)	4.50	3.61

Diluted	(5.22)	4.24	3.41

        The assumed conversion of preferred stock and zero coupon notes are each anti-dilutive to our net loss per share for the year ended Dec. 31, 2001, and therefore are not included in our Earnings per Share calculation. The convertible monthly preferred securities were fully converted or redeemed during 2000.

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  EXHIBIT 11
THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES Computation of Earnings Per Common Share (In millions, except per share amounts)